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COMPUTATION OF NET INCOME (LOSS) PER SHARE:
EXHIBIT 11
                              RAPTOR SYSTEMS, INC.
                   COMPUTATION OF NET INCOME (LOSS) PER SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS                   NINE MONTHS ENDED
                                                          SEPTEMBER 30,                    SEPTEMBER 30,
                                                  --------------------------------------------------------------
                                                      1996            1995             1996            1995
                                                      ----            ----             ----            ----
Common stock outstanding, beginning of period        12,560           2,065            2,450          2,065

Weighted average cheap stock                           --             2,630             --            2,630

Weighted average Series B Redeemable Convertible
     Preferred  Stock                                  --             2,443             --            2,443

Weighted average number of  shares issued              46              --              8,495            --

Weighted average common stock equivalents             2,664            --              2,706            --

Less: assumed purchase of treasury shares             (472)           (91)             (248)           (91)
                                                  --------------------------------------------------------------

Weighted average number of common and common
     equivalent shares outstanding                   14,798           7,047           13,403          7,047
                                                  ==============================================================

Net income (loss)                                     $705           $(730)            $426          $(1,704)
                                                  ==============================================================
Net income (loss) per common and common
    equivalent share                                  $.05           $(.10)            $.03           $(.24)
                                                  ==============================================================


(1) All common share amounts have been restated to reflect a 3 for 1 stock split on December 15, 1995.

(2) In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB No. 83"), all common and common equivalent shares and other potentially dilutive instruments (including stock options and the redeemable convertible preferred stock) issued during the twelve month period prior to the initial filing date in December 1995 of the Registration Statement have been included in the calculation as if they were outstanding for all periods presented for 1995. The common equivalent shares for stock options were determined using the treasury stock method at an assumed initial public offering price of $11.00 per share. The redeemable convertible preferred stock was included on an as-if converted basis.

(3) Fully diluted net income per share is the same as primary net income per share.

(4) Common stock equivalents only included when the effect of their inclusion would be dilutive.

                                                        Raptor Systems, Inc.  18